UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mercer Gold Corporation
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

58805R 105
(CUSIP Number)

Mercer Gold Corporation
1620 – 200 Burrard Street
Vancouver, BC, V6C 3L6
(604) 681-3130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	58805R 105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rahim Jivraj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	[ ]
(b)	[ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Rahim Jivraj is a citizen of Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES		4,758,500 common shares
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		n/a
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		4,758,500 common shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,758,500 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.81% based on 69,837,500 common shares issued and outstanding as of April 4, 2011
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1.	Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Mercer Gold Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1620 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

Item 2.	Identity and Background

(a)	Rahim Jivraj.

(b)	1620 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

(c)	Mr. Jivraj is a businessman.

(d)	Mr. Jivraj has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

Mr. Jivraj has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jivraj is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Considerations

On April 26, 2010, Mr. Jivraj acquired 3,000,000 shares of the Issuer’s common stock which was issued at a price of $0.001. Mr. Jivraj received the shares from the Issuer pursuant to obligations under a mineral claim transaction.

On November 22, 2010, Mr. Jivraj acquired a total of 558,500 shares of the Issuer’s common stock in a private transaction for approximately $0.001 or $558.50. The shares were purchased by Mr. Jivraj’s personal funds.

On April 4, 2011, Mr. Jivraj acquired a total of 1,200,000 shares of the Issuer’s common stock in lieu of $60,000 in fees owed to him for six months of services to the Issuer.

Item 4.	Purpose of Transaction

The purpose of the April 26, 2010 transaction described above was to complete the mineral claim transaction.

The purpose of the November 22, 2010 transaction, described above, was for investment purposes.

The purpose of the April 4, 2011 transaction, described above, was in lieu of payment of six months of services performed by Mr. Jivraj on behalf of the Issuer.

Depending on market conditions and other factors, Mr. Jivraj may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

As of the date hereof, except as described above, we provide the following:

(a)

there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

as of April 25, 2011, Mr. Jivraj has resigned as a director of the Issuer and to the best of his knowledge there are no plans or proposals to change the number or term of the Issuer’s current directors;

(e)	there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

(f)

the Issuer recently filed a Certificate of Change pursuant to NRS 78.209 with the Nevada Secretary of State consolidating the Issuer’s authorized shares on a 3 old for 1 basis with a par value of $0.001, which became effective on April 26, 2011. The Issuer is in the process of filing a Certificate of Correction with the Nevada Secretary of State to reflect its decision to consolidate its authorized shares on a 4 old for 1 basis with a par value of $0.001.To the best of Mr. Jivraj’s knowledge there are no other plans or proposals which would cause a material change in the Issuer’s business or corporate structure;

(g)

there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in changes in the Issuer’s Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in the causing of a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	there are no plans or proposals which Mr. Jivraj may have which would relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of April 4, 2011, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Jivraj was 4,758,500 common shares, or approximately 6.81% of the Issuer.

(b)	Mr. Jivraj has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,758,500 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Jivraj has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2011
Dated

/s/ “Rahim Jivraj”
Signature

Rahim Jivraj
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).